Exhibit 99.4

[Translation]

Voting Card	Number of voting rights units

To: Sankyo Company, Limited

I hereby exercise my voting rights with respect to the proposals of 151st Annual General Meeting of Shareholders of Sankyo Co., Ltd. to be held on June 29, 2005, by circling “For” or “Against” as stated on the right side.

      /        /2005

First Proposal:	For	Against
Second Proposal:	For	Against
Third Proposal:	For (Except for )	Against
Fourth Proposal:	For	Against
Fifth Proposal:	For	Against

Attention: In case a shareholder returns the voting card to the company without indicating his/her/its approval or disapproval of any of the proposals, the company will deem the voting rights represented by that voting card in favor of these proposals. Sankyo Company, Limited

Seal of the shareholder

cut off line

Number of shares held by the shareholder is                  shares

(you have one voting right for each unit.)

Note:

1.	When you attend the general meeting of shareholders in person, please submit this voting card to the receptionist at the place of the meeting.
2.	If you are not be able to attend the general meeting of shareholders, you can exercise your right by using either ways listed below.
	(in case of using the postal service),
•	Please circle “For” or “Against” with respect to each proposal, affix your seal hereto, and return this voting card to the company at least one day before the meeting.
‚	(in case of using the Internet service),
http://www.evote.jp
•	Please access the above Internet address via a PC or by mobile telephone (i-mode, Ezweb, Vodaphonelive!)
•	Enter the <voting right code> and <pre-password> shown below, and
•	Follow the guidance and exercise your right.
3.	Please see the reverse side.

<voting right code>

<pre-password>---shareholder number---

Sankyo Company, Limited.